FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated June 26, 2002 announcing the timing for the 2nd quarter earnings release and conference call.

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STMicroelectronics Announces Timing for 2nd Quarter Earnings Release and
Conference Call

GENEVA--(BUSINESS WIRE)--June 26, 2002--STMicroelectronics (NYSE:STM - News) announced that it will release earnings after 5:00 p.m. U.S. Eastern Time (ET) / 23:00 Central European Time (CET), on Tuesday, July 23, 2002.

The press release will be available immediately on the Company's website at www.st.com.

The management of STMicroelectronics will conduct a conference call on Wednesday, July 24, 2002 at 10:30 a.m. U.S. Eastern Time / 16:30 CET, to discuss second quarter 2002 financial and operating performance.

The conference call will be broadcast via the Internet at www.vcall.com. Those accessing the webcast should go to the website at least 15 minutes prior to the call in order to register, download and install any necessary audio software. The webcast will be available until 12 midnight (CET) on August 2, 2002.

About STMicroelectronics

STMicroelectronics, the world's third largest semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip
(SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

Contact:
     STMicroelectronics
     Media Relations Corporate: Maria Grazia Prestini
      +41.22.929.6945
     Press Relations USA: Michael Markowitz, 212/821-8959
     Investor Relations, Europe: Benoit de Leusse
      +33.4.50.40.24.30
     Investor Relations USA: Stanley March, 212/821-8939




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2002                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer